

December 27, 2016

By E-Mail

Mitchell Raab, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **Landauer, Inc.**
> **Preliminary Proxy Statement**
> **Filed on December 20, 2016 by Gilead Capital LP, Gilead Capital GP LLC,**
> **Jeffrey A. Strong, William R. Jellison and Glenn P. Tobin**
> **File No. 001-09788**

Dear Mr. Raab:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1.   We note your statement that "you believe significant changes to the composition of the Board of Directors of the Company (the "Board") are necessary in order to ensure that the Company is being run in a manner consistent with your best interests." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your apparent belief that the current directors are not fulfilling their fiduciary duties in running the company. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Reasons for the Solicitation, page 7

2.   Refer to the first paragraph on page 7. You refer to yourself as a "long-term investor." It appears that you first acquired shares in the company in March 2016. Please revise your disclosure to describe your view of a long term investment.

3.   In the same paragraph, you state that the current board members own "just 1.4% of the Company,…" Disclose here the number of shares owned by each of your nominees individually and how your nominees' individual ownership will address your stated concerns. Be sure to address Mr. Strong's ownership of shares through Gilead Capital customer accounts, not directly for his economic benefit or detriment.

4.   In the subsequent paragraph, clarify what you mean by stating that your nominees have the "commitment necessary to represent the best interests of all stockholders in the boardroom and to preserve and maximize stockholder value."

5.   Refer to page 11 and your disclosure that the board "apparently did not consider stock buybacks when the Company's stock price was at a deep discount to current levels." Please provide support for your disclosure. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

6.   Refer to page 12 and your disclosure that "Mr. Leatherman's misrepresentation of his accounting credentials, which we believe is a violation of Illinois state law, federal securities law, and Landauer's codes of ethics." As stated above, you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure both regarding Mr. Leatherman's credentials and whether any misrepresentation is a violation of state law, federal law or the company's code of ethics. Refer to Rule 14a-9.

7.   On a related note, provide us with support for your disclosure that "the Board has only disclosed to us, on a private basis and not publicly to all stockholders, that it had determined Mr. Leatherman's misrepresentations of his credentials are 'not material.' "

8.   We also note your disclosure that the company "refused to discuss, publicly or privately, [your] detailed concerns about its governance and decision-making." Your disclosure under the caption "Background to the Solicitation" appears to suggest otherwise. Please advise or revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions